Exhibit 99.1

Huize Holding Limited Adopts Semi-Annual Financial Reporting Schedule and Announces

Select Operating Metrics for the Third Quarter of 2025

SHENZHEN, China, December 22, 2025 (GLOBE NEWSWIRE) – Huize Holding Limited, (“Huize”, the “Company” or “we”) (NASDAQ: HUIZ), a leading insurance technology platform connecting consumers, insurance carriers, and distribution partners digitally through data-driven and AI-powered solutions in Asia, today announced that its Board of Directors has approved the adoption of a semi-annual and annual financial reporting schedule.

Under the new financial reporting schedule, the Company will report its financial results and hold earnings conference calls on a semi-annual and annual basis. The Company expects to announce its financial results for the second half of 2025 and fiscal year ending December 31, 2025, in March 2026.

The Board of Directors believes that, amid accelerating technological innovation and an increasingly competitive industry landscape, adjusting the Company’s financial reporting cadence will allow management to devote greater focus to the execution of its long-term strategic initiatives and to the advancement of the Company’s long-term objectives.

The Company remains firmly committed to creating sustainable, long-term shareholder value and will continue to provide clear, timely disclosure in compliance with all applicable United States Securities and Exchange Commission and Nasdaq Stock Market requirements.

Select Operating Metrics for the Third Quarter of 2025

In connection with its transition to a semi-annual and annual financial reporting schedule, the Company provides certain selected operating metrics for the third quarter of 2025 and the nine months ended September 30, 2025. The Company believes that such disclosure would provide investors with additional insight into the Company’s business and operating trends and supplement its new semi-annual and annual financial reporting schedule.

RMB, except for number of customers	For the three months ended September 30
	2025	2024
First year premiums (“FYP”)	1,929.5 million	1,354.4 million
Renewal premiums	837.8 million	706.3 million
Gross written premiums (“GWP”)	2,767.3 million	2,060.7 million
New customers acquired	343,000	439,000

RMB, except for number of customers and persistency ratios	For the nine months ended September 30
	2025	2024
First year premiums (“FYP”)	3,787.8 million	2,863.1 million
Renewal premiums	2,213.2 million	2,252.5 million
Gross written premiums (“GWP”)	6,001.0 million	5,115.6 million
New customers acquired	1.1 million	898,000
Accumulated customers	11.7 million	10.2 million
13-month persistency ratios (%)	97.8%	97.2%
25-month persistency ratios (%)	97.7%	97.1%

About Huize Holding Limited

Huize Holding Limited is a leading insurance technology platform connecting consumers, insurance carriers and distribution partners digitally through data-driven and AI-powered solutions in Asia. Targeting mass affluent consumers, Huize is dedicated to serving consumers for their life-long insurance needs. Its online-to-offline integrated insurance ecosystem covers the entire insurance life cycle and offers consumers a wide spectrum of insurance products, one-stop services, and a streamlined transaction experience across all scenarios. By leveraging AI, data analytics, and digital capabilities, Huize empowers the insurance service chain with proprietary technology-enabled solutions for insurance consultation, user engagement, marketing, risk management, and claims service.

For more information, please visit http://ir.huize.com or follow us on social media via LinkedIn (https://www.linkedin.com/company/huize-holding-limited), X(https://x.com/huizeholding) and Webull(https://www.webull.com/quote/nasdaq-huiz).

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Huize’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, business outlook and quotations from management in this announcement, contain forward-looking statements. Huize may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huize’s goal and strategies; Huize’s expansion plans; Huize’s future business development, financial condition and results of operations; Huize’s expectation regarding the demand for, and market acceptance of, its online insurance products; Huize’s expectations regarding its relationship with insurer partners and insurance clients and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in Huize’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Huize does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations

Kenny Lo

Investor Relations Director

investor@huize.com

Media Relations

mediacenter@huize.com

Christensen Advisory

In China

Ms. Dolly Zhang

Phone: +852 6996 4179

Email: dolly.zhang@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com